Exhibit 99.1

Major League Baseball and Sportradar Announce Expanded, Exclusive Partnership Through 2032

NEW YORK, New York & ST GALLEN, Switzerland, February 7, 2025 – Major League Baseball (MLB) and Sportradar Group AG (NASDAQ: SRAD) today announced a long-term extension and expansion of their decade-long partnership, set to begin with the 2025 season, aimed at unlocking the full potential of MLB’s data and audiovisual (AV) content while growing America’s pastime worldwide. As part of the agreement, MLB has acquired an equity stake in Sportradar, further solidifying the partnership between the two organizations and supporting future growth opportunities.

Under the new terms, Sportradar, in partnership with MLB, will exclusively distribute MLB’s ultra-low latency official data, media content, including MLB Statcast Data, and AV content across its global client network, which spans 800 sportsbook clients and 900 media companies. The continued, growing popularity of baseball in markets like Latin America and Asia, combined with the increasing legalization of sports betting, creates an opportunity for expanded utilization of MLB content and data.

To ensure the integrity of the sport, Sportradar will continue to provide best-in-class integrity services, including Sportradar’s Universal Fraud Detection System (UFDS) to monitor global betting activity, as well as offer investigative and educational support to MLB.

Additionally, Sportradar and MLB will collaborate on the creation of AI-driven products powered by player tracking data to create immersive, hyper-personalized fan experiences.

In consideration of the rights and benefits granted under the arrangement, Sportradar will pay the applicable annual license fees and MLB will be issued up to an aggregate of 1,855,724 Class A ordinary shares during the term, subject to customary terms, conditions and adjustments.

Kenny Gersh, MLB Executive Vice President, Media & Business Development, said: “Sportradar has been a great partner to MLB, particularly helping us navigate the legalization and continued evolution of the global sports betting landscape. Over the course of our partnership, Sportradar has consistently developed great products utilizing MLB’s best-in-class data. MLB is delighted to continue innovating with Sportradar to create engaging products and services for MLB fans globally.”

Carsten Koerl, Chief Executive Officer, Sportradar, said: “We are thrilled to continue our long-standing partnership with MLB, and this agreement represents a new, exciting chapter in our journey together. Our collaboration is not only about leveraging cutting edge technology and content but also working together to create innovative products that enhance fan engagement and bring fans closer to the game. By combining our strengths, we can unlock new opportunities and reach more sports fans around the globe to shape the future of sports entertainment. This deal, which is immediately accretive to our business, will drive value for our shareholders as we continue to expand margins and generate strong cash flow.”

Sportradar has been an official partner of MLB since 2014. Most recently, MLB selected Sportradar’s Synergy Sports Coaching & Scouting solution to provide unparalleled sports performance analysis to the league and its 30 Clubs.

-ENDS-

ABOUT MAJOR LEAGUE BASEBALL

Major League Baseball (MLB) is the most historic professional sports league in the United States and consists of 30 member clubs in the U.S. and Canada, representing the highest level of professional baseball. Led by Commissioner Robert D. Manfred, Jr., MLB has achieved back-to-back attendance gains for the first time in 12 years with an overall increase of +11% and 80% of Clubs welcoming more fans over the last two seasons following extensive rule changes that have improved the quality of play on the field. With the 2024 season featuring the best time of game in 40 years and the most stolen bases in 109 years, MLB viewership increased across all its national media partners, grew international viewership by +18%, set another record for MLB.TV streaming with more than 14 billion minutes watched and earned League of the Year honors from Sports Business Journal and the CLIOS. As the league increased its marketing efforts and promotion of star players like 2024 NL MVP Shohei Ohtani and 2024 AL MVP Aaron Judge, MLB has significantly increased its younger fan base as evidenced through viewership, social media, ticket purchasing, and participation metrics. Through its MLB Together social responsibility efforts, MLB remains committed to making a positive impact in the communities of the U.S., Canada and throughout the world. With the continued success of MLB Network, MLB digital platforms and local media production and distribution, MLB continues to find innovative ways for its fans to enjoy America's National Pastime and a truly global game. To learn more about MLB, please visit www.mlb.com.

ABOUT SPORTRADAR

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, CONMEBOL and the Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

Contacts:

Major League Baseball

Dave Hochman

David.Hochman@mlb.com

Sportradar

Sandra Lee - Media

press@sportradar.com

Jim Bombassei – Investor Relations

j.bombassei@sportradar.com